UNITED OVERSEAS BANK 大華銀行

82-2947

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN2002/UOB2002/UOB-A15/sc/atl

17 June, 2002

02042270

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RESIGNATION OF DIRECTOR

Dear Sir

We wish to inform you that Mr John Dean C Jr has resigned as director and member of the Nominating Committee of United Overseas Bank Limited with effect from 17 June 2002.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

P

dw 7/3

Enc